Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	February 14, 2017
For Immediate Release	NR#17-01

Wide and High-Grade Intercepts Extend Valdecañas Deep Zone West;
Strong Gold Revealed in Valdecañas Deep Zone East;
and New Anticipada Vein Takes Form

DEEP ZONE WEST (P17): 9.70m (true width) grading 120 g/t (3.51 opt) silver, 2.46 g/t gold, 5.55% lead, 5.08% zinc, 0.21% copper.

DEEP ZONE EAST (VM6): 5.20m (true width) grading 333 g/t (9.72 opt) silver, 16.87 g/t gold, 4.47% lead, 3.77% zinc, 1.04% copper, including: 1.44m (true width) grading 854 g/t (24.91 opt silver); 54.67 g/t gold, 3.21% lead, 2.72% zinc, 2.28% copper

ANTICIPADA VEIN (VM6): 5.60m (true width) grading 177 g/t (5.17 opt) silver, 7.36 g/t gold, 2.39% lead, 6.31% zinc, 0.12% copper, including: 3.15m (true width) grading 283 g/t (8.25 opt silver); 12.62 g/t gold, 3.62% lead, 8.42% zinc, 0.17% copper

Vancouver, B.C. MAG Silver Corp. (TSX/NYSE MKT: MAG) ("MAG" or the "Company") reports on 13 exploration and infill drill holes that further extend wide, high-grade mineralization in the Deep Zones (Table 1) of the Valdecañas Vein System on the Minera Juanicipio joint venture property (Fresnillo plc 56%; MAG 44%) previously announced August 15, 2016 and April 23, 2015. Valdecañas is an en echelon vein system comprising the overlapping East and West Veins with several hangingwall and footwall splays. The Deep Zone West has now been traced over 550 meters ("m") in strike length, almost to the western claim boundary, with vein widths ranging from 11.4m to 26.5m and a minimum vertical height of 200m (Figure 1). The best hole from this zone reported here is P17 which cut 9.70m (true width) grading 120 grams per tonne ("g/t") (3.51 ounces per ton ("opt")) silver, 2.46 g/t gold, 5.55% lead, 5.08% zinc, 0.21% copper (Figure 1 and Table 1). The Deep Zone East is continuous over 750m of strike length with widths ranging from 5.6m to 29.9m over a vertical extent up to 300m and appears more irregular than the Deep Zone West (Figures 2 and 4). Both Deep Zones show elevated gold with the highest gold appearing in Hole VM6 in the Deep Zone East, which cut 5.20m (true width) grading 333 g/t (9.72 opt) silver, 16.87 g/t gold; 4.47% lead, 3.77% zinc, 1.04% copper, including: 1.44m (true width) grading 854 g/t (24.91 opt silver); 54.67 g/t gold, 3.21% lead, 2.72% zinc, 2.28% copper (Table 1).

Significantly, the recently discovered Anticipada Vein (see Press Release of August 15, 2016), which lies in the hangingwall of the Deep Zone East has also been extended to over 700m in length, with widths ranging from 2.0m to 12.8m and a vertical extent of 100m to 350m (Figures 3 and 4). The best new Anticipada intercept is Hole VM6 which cut 5.60m (true width) grading 177 g/t (5.15 opt) silver, 7.36 g/t gold, 2.39% lead, 6.31% zinc and 0.12% copper, including: 3.15m (true width) grading 283 g/t (8.25 opt silver); 12.62 g/t gold, 3.62% lead, 8.42% zinc, 0.17% copper.

The Valdecañas Vein System and the Anticipada Vein remain open in several directions (Figures 1 to 4) and three drill rigs are currently drilling to extend these veins: two on the west and one on the east.

"We are very happy to have traced wide, high-grade mineralization in the Valdecañas Deep Zone West nearly to the western property boundary and see that the Anticipada Vein is fleshing out to significant size", said George Paspalas, President and CEO of MAG. "Perhaps more exciting though are the numerous high gold values we're seeing at depth, especially in the Deep Zone East. People think of Juanicipio as a high-grade silver project and now it appears to be shaping up into a sizable gold asset as well".
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In addition to the Deep Zone extension drilling, 8 in-fill drill holes are reported here (Table 2). Designed to fill gaps in the resource and allow upgrading of Inferred Resources to Indicated in selected areas (Figures 1 and 2), these holes generally cut mineralization similar to that in neighbouring holes. The best example of these is Hole RV5, which went in near the top of the Bonanza Zone to confirm results from a nearby hole with poor recovery.  RV5 cut 3.5m (true width) grading 2009 g/t (58.59 opt) silver, 6.94 g/t gold, 0.36% lead, 0.74% zinc, 0.03% copper; results comparable to the earlier nearby hole.

Table 1: Assay Results – Exploration Step Out Holes(3)
Hole ID	From	To	Interval	TW(2)	Ag (g/t)	Ag (opt)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Vein(1)
P17	1242.00	1252.90	10.90	9.70	120	3.51	2.46	5.55	5.08	0.21	V1W
Incl.	1250.10	1250.75	0.65	0.57	379	11.05	4.89	16.2	13.65	0.8	V1W
VM6	783.50	790.60	7.10	5.60	177	5.15	7.36	2.39	6.31	0.12	VANT
incl.	784.50	788.50	4.00	3.15	283	8.25	12.62	3.62	8.42	0.17	VANT
and	961.20	972.55	11.35	5.20	333	9.72	16.87	4.47	3.77	1.04	V1E
incl.	963.65	966.80	3.15	1.44	854	24.91	54.67	3.21	2.72	2.28	V1E
P18	1110.10	1114.15	4.05	3.95	58	1.70	1.09	0.68	2.27	0.08	VANT
and	1174.75	1182.85	8.10	6.90	109	3.18	2.00	1.27	3.23	0.57	V1E
P16	889.60	892.10	2.50	2.30	69	2.00	0.17	2.25	11.66	0.08	VANT
and	1067.95	1069.30	1.35	1.10	13	0.38	0.12	0.16	4.43	0.07	V1E
P19	737.30	739.30	2.00	1.40	888	25.90	0.84	0.82	2.03	0.07	TBD
and	878.50	881.00	2.50	2.00	17	0.50	0.33	0.54	2.83	0.03	VANT
and	1012.65	1013.25	0.60	0.45	39	1.14	0.11	0.15	0.18	0.11	V1E

Table 2: Assay Results – Infill Drill Holes(3)
Hole ID	From	To	Int.	TW(2)	Ag (g/t)	Ag (opt)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Vein(1)
RV3	676.45	680.25	3.80	2.90	138	4.04	0.25	0.04	0.77	0.01	V1W
RV2	833.85	838.50	4.65	3.30	112	3.26	1.04	0.58	1.61	0.05	V1W
and	855.65	859.15	3.50	3.00	206	6.02	0.30	0.63	1.46	0.04	V2W
RV1	709.65	711.30	1.65	1.50	38	1.11	0.07	0.11	0.17	0.01	V1E
and	891.90	899.80	7.90	6.40	229	6.69	5.16	7.63	8.39	0.56	V1W
and	967.50	971.30	3.80	2.60	53	1.54	3.00	0.60	4.20	0.13	TBD
RV5	535.10	540.35	5.25	3.50	2009	58.59	6.94	0.36	0.74	0.03	V1W
RV4	411.70	418.15	6.45	N/A	271	7.91	4.80	0.00	0.01	0.01	TBD
and	786.70	787.40	0.70	0.50	379	11.05	0.49	8.32	0.60	0.02	V1E
and	938.25	948.05	9.80	6.00	151	4.39	2.50	2.46	3.92	0.21	V1W
VM10	274.60	274.80	0.20	0.20	697	20.33	0.62	0.00	0.01	0.00	V1E
and	290.06	291.43	1.37	1.37	449	13.10	1.25	0.03	0.02	0.00	V1W
RV6	934.75	949.85	15.10	9.60	203	5.93	1.97	6.20	7.82	0.39	VANT
incl.	945.90	949.85	3.95	2.83	340	9.91	3.75	14.74	13.40	0.30	VANT
and	1011.40	1014.20	2.80	1.50	60	1.74	0.14	0.93	0.64	0.41	V1E
P14	1163.15	1164.40	1.25	1.25	23	0.67	0.42	0.44	3.38	0.03	VANT
and	1227.10	1229.90	2.80	2.40	60	1.76	0.43	0.28	1.40	0.38	V1E
and	1258.40	1261.20	2.80	2.30	4	0.11	0.11	0.02	0.04	0.00	V1W
(1) V1W = Valdecañas Vein West; V1E = Valdecañas Vein East; V2W = West Footwall Vein; VANT = Anticipada Vein; SK = zone of skarn alteration; TBD = To be determined.
(2)True widths were estimated from cross sections and core angles.  Where indicated as "NA" the true width of the structure cannot be reasonably estimated.
(3)Uncapped assays.
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Drilling results to date from the Deep Zone show the typical thickening and complementary thinning of a classic "dilatant zone" stemming from steepening and flattening of the veins (see Press Release of August 15, 2016). The horizontally-elongated dilatant zone in the Deep Zone West remains consistently wide (9.7m to 26.5m) towards the western property boundary with considerable room for expansion downwards and along strike to depth (Figure 1). The Deep Zone East-Anticipada Vein geometries appear more complex, with the Deep Zone East becoming less consistent eastward while Anticipada becomes stronger in the same direction.  The emerging relationships indicate that Anticipada may be the dominant site of deep mineralization towards the east (Figures 3 and 4).

In addition to the exploration drilling, underground development and associated surface and underground mining infrastructure continue to be progressed on the Juanicipio property. The ramp reached the uppermost reaches of the Valdecañas Vein in December 2016 and footwall development has commenced.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 35 years of relevant experience focussed on silver and gold exploration in Mexico. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer and a shareholder of MAG and is a vendor of projects, other than Juanicipio, whereby he may receive royalties. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

Quality Assurance and Control: The samples are shipped directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

About MAG Silver Corp. (www.magsilver.com )
MAG Silver Corp. (TSX/NYSE MKT: MAG) is focused on advancing and exploring high-grade district scale silver projects located within the Fresnillo Silver Trend in Mexico. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are developing the underground decline towards the high grade Valdecañas and Juanicipio silver veins in Zacatecas State, all within the joint venture between MAG Silver (44%) and Fresnillo PLC (56%). In addition, ongoing exploration continues within the Juanicipio joint venture, while the Company concurrently works on regaining surface access to our 100% owned Cinco de Mayo property in Chihuahua state.

On behalf of the Board of
MAG SILVER CORP.

For further information on behalf of MAG Silver Corp.
Contact Michael Curlook, VP Investor Relations and Communications
Website:	www.magsilver.com	Email:	info@magsilver.com
Phone:	(604) 630-1399	Fax:	(604) 681-0894
Toll free:	(866) 630-1399
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Neither the Toronto Stock Exchange nor the NYSE MKT have reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.
This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities laws. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address the anticipated dates by which the ramp is expected to reach the plane of the Valdecañas en echelon vein system; the anticipated impact of the exploration drilling results, exploration drilling, exploitation activities and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company's filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html
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Figure 1: Valdecañas Vein West Longitudinal Section

Inclined Longitudinal Section
Valdecañas Vein West
"V1W"

W
E
Area of Overlap
V1W (West Vein)
V1E (East Vein)
NSR x TW ($/tonne x metres)
>4,000
2,000 to 4,000
500 to 2,000
200 to 500
0 to 200
Metallurgical Hole
This Release
Fresnillo plc
Minera Juanicipio
Section 2
Section 1
2014 Resource Outline
RV5
VM10
RV3
RV2
RV1
RV4
P17
P1
P2
P3-2
P5
P6
P7
P8
P9
P10
Bonanza Zone
Deep Zone
OPEN
Dilatant Zone
200 m

Hole ID	From	To	Int.	TW	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Comment
RV5	535.10	540.35	5.25	3.50	2009	6.94	0.36	0.74	0.03	Infill
VM10	290.06	291.43	1.37	1.37	449	1.25	0.03	0.02	0.00	Infill
RV3	676.45	680.25	3.80	2.90	138	0.25	0.04	0.77	0.01	Infill
RV2	833.85	838.50	4.65	3.30	112	1.04	0.58	1.61	0.05	Infill
RV4	938.25	948.05	9.80	6.00	151	2.50	2.46	3.92	0.21	Infill
RV1	891.90	899.80	7.90	6.40	229	5.16	7.63	8.39	0.56	Infill
P17	**1242.00**	**1252.90**	**10.90**	**9.70**	**120**	**2.46**	**5.55**	**5.08**	**0.21**	**Expansion**

TW = Estimated True Width

Figure 1

NSR calculated using the following conversions: $0.51/g Ag, $30.11/g Au, $12.21/% Pb and $9.07/% Zn.
These are the same values used in the 2014 resource calculation (filed June 3, 2014 on SEDAR).

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Figure 2: Valdecañas Vein East Longitudinal Section

Inclined Longitudinal Section
Valdecañas Vein East
"V1E"

W
E
Area of Overlap
V1W
(West Vein)
V1E
(East Vein)
NSR x TW
($/tonne x metres)
>4,000
2,000 to 4,000
500 to 2,000
200 to 500
0 to 200
Metallurgical Hole
This Release
Section 2
Section 1
Fresnillo plc
Minera Juanicipio
2014 Resource
Wireframe Outline
VM10
RV1
RV4
RV6
P14
VM6
P18
P16
P19
Bonanza Zone
Deep Zone
Dilatant
Zone
OPEN
OPEN
OPEN
OPEN
200 m
MAG

Hole ID	From	To	Int.	TW	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Comment
VM10	274.60	274.80	0.20	0.20	697	0.62	0.00	0.01	0.00	Infill
RV1	709.65	711.30	1.65	1.50	38	0.07	0.11	0.17	0.01	Infill
RV4	786.70	787.40	0.70	0.50	379	0.49	8.32	0.60	0.02	Infill
RV6	1011.40	1014.20	2.80	1.50	60	0.14	0.93	0.64	0.41	Infill
P14	1227.10	1229.90	2.80	2.40	60	0.43	0.28	1.40	0.38	Infill
VM6	**961.20**	**972.55**	**11.35**	**5.20**	**333**	**16.87**	**4.47**	**3.77**	**1.04**	**Expansion**
P18	**1174.75**	**1182.85**	**8.10**	**6.90**	**109**	**2.00**	**1.27**	**3.23**	**0.57**	**Expansion**
P16	**1067.95**	**1069.30**	**1.35**	**1.10**	**13**	**0.12**	**0.16**	**4.43**	**0.07**	**Expansion**
P19	**1012.65**	**1013.25**	**0.60**	**0.45**	**39**	**0.11**	**0.15**	**0.18**	**0.11**	**Expansion**

Figure 2 TW = Estimated True Width

NSR calculated using th following conversions: $0.51/g Ag, $30.11/g Au, $12.21/% Pb and $9.07/% Zn. These are the same values used in the 2014 resource calculation (filed June 3, 2014 on SEDAR).

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Figure 3: Valdecañas Vein Cross Section through P6

W
E
Fresnillo plc
Minera Juanicipio
Inclined Longitudinal Section
Anticipada Vein
"VANT"
NSR x TW
($/tonne x metres)
>4,000
500 to 2,000
200 to 500
0 to 200
This Release
Section 2
West Vein
"V1W"
East Vein
"V1E"
Plan View
V2W
V1W
V1E
VANT
Property Boundry
N
Merges with V1E Vein
22M
M27
M34
R5
M33
M33-1
OG
M24
P11-4
RV6
VM1
VM3
P18
VM6
P14
VM2
P4
P13
P12
P16
P19
83P
?
?
OPEN
OPEN
OPEN
200 m
MAG

Hole ID	From	To	Int.	TW	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)
RV6	934.75	949.85	15.10	9.60	203	1.97	6.20	7.82	0.39
P14	1163.15	1164.40	1.25	1.25	23	0.42	0.44	3.38	0.03
VM6	783.50	790.60	7.10	5.60	177	7.36	2.39	6.31	0.12
P18	1110.10	1114.15	4.05	3.95	58	1.09	0.68	2.27	0.08
P16	889.60	892.10	2.50	2.30	69	0.17	2.25	11.66	0.08
P19	878.50	881.00	2.50	2.00	17	0.33	0.54	2.83	0.03

TW = Estimated True Width

Figure 3

NSR calculated using the following conversions: $0.51/g Ag, $30.11/g Au, $12.21/% Pb and $9.07/% Zn. These are the same values used in the 2014 resource calculation (filed June 3, 2014 on SEDAR).

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Figure 4: Valdecañas Vein Cross Section through VM2 & M3

Vertical Section Through VM6

NE
SW
A
B
C
D
E
F
G
H
I
QE
PD
PF
M38
M37
1700m
1600m
1500m
1400m
Valdecañas East Bonanza Zone
Valdecañas West Bonanza Zone
Anticipada Vein
Valdecañas East Deep Zone
V1W
VANT
V1E
VM6
100 m

Label	From	To	Int.	TW	Ag (g/t)	Au (g/t)	Pb (g/t)	Zn (g/t)	Cu (g/t)	VEIN
A	579.15	585.35	6.20	5.77	1036	0.2	2.4	4.6	0.1	V1E
B	619.00	624.20	5.20	4.37	1010	3.3	4.9	7.4	0.2	V1E
C	620.80	627.10	6.30	5.61	604	3.6	5.9	6.5	0.1	V1E
D	733.15	740.05	6.90	6.00	494	0.4	8.3	8.5	0.2	V1E
E	840.00	842.00	2.00	1.80	68	0.3	0.8	4.0	0.2	V1E
F	961.20	972.55	11.35	5.20	333	16.9	4.5	3.8	1.0	V1E
G	747.80	752.80	5.00	4.00	11	0.2	0.2	0.1	0.0	V1W
H	865.25	870.15	4.90	3.50	858	11.0	2.7	4.8	0.3	V1W
I	783.50	790.60	7.10	5.60	177	7.4	2.4	6.3	0.1	VANT

TW = True Width and is estimated from sections

Figure 4

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